Exhibit 3.1.0

CERTIFICATE OF ELIMINATION

OF THE

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

OF

GRAFTECH INTERNATIONAL LTD.

(Pursuant to Section 151(g) of the Delaware General Corporation Law)

GrafTech International Ltd., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. That, pursuant to Section 151 of the General Corporation Law of the State of Delaware and authority granted in the Certificate of Incorporation of the Corporation, as theretofore restated, the Board of Directors of the Corporation, by resolution duly adopted, authorized the issuance of a series of one million (1,000,000) shares of Series A Junior Participating Preferred Stock, par value $.01 per share (the “Preferred Stock”), and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof, and, on August 18, 1998, filed a Certificate of Designation with respect to the Preferred Stock in the office of the Secretary of State of the State of Delaware.

2. That no shares of the Preferred Stock are outstanding and no shares thereof will be issued subject to such Certificate of Designation.

3. That the Board of Directors of the Corporation has adopted the following resolutions:

WHEREAS, by resolution of the Board of Directors of the Corporation and a Certificate of Designation (the “Certificate of Designation”) filed in the office of the Secretary of State of the State of Delaware on August 18, 1998, the Board of Directors authorized the issuance of a series of one million (1,000,000) shares of Series A Junior Participating Preferred Stock, par value

$.01 per share, of the Corporation (the “Preferred Stock”) and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof; and

WHEREAS, no shares of the Preferred Stock were ever issued by the Corporation; and

WHEREAS, as of the date hereof, no shares of the Preferred Stock are outstanding and no shares of the Preferred Stock will be issued subject to the Certificate of Designation; and

WHEREAS, it is desirable that all matters set forth in the Certificate of Designation with respect to the Preferred Stock be eliminated from the certificate of incorporation, as heretofore amended, of the Corporation; it is:

RESOLVED, that all matters set forth in the Certificate of Designation with respect to the Preferred Stock be eliminated from the certificate of incorporation, as heretofore amended and restated, of the Corporation; and it is further

RESOLVED, that the officers be, and hereby are, authorized and directed to file a certificate with the office of the Secretary of State of the State of Delaware setting forth a copy of these resolutions whereupon all matters set forth in the Certificate of Designation with respect to the Preferred Stock shall be eliminated from the certificate of incorporation, as heretofore amended and restated, of the Corporation.

4. That, accordingly, all matters set forth in the Certificate of Designation with respect to the Preferred Stock be, and hereby are, eliminated from the Certificate of Incorporation, as heretofore restated, of the Corporation.

5. This Certificate of Elimination shall be effective at 8:40 a.m., Eastern Time, on November 30, 2010.

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IN WITNESS WHEREOF, GrafTech International Ltd. has caused this Certificate of Elimination to be signed by its duly authorized officer this 29th day of November, 2010.

GRAFTECH INTERNATIONAL LTD.

By:	/s/ John D. Moran
	Name:	John D. Moran
	Title:	Vice President, General Counsel
and Secretary

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